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                                                                    Exhibit 10.1

Richter, Usher & Vineberg

                                                                COMPTABLESAGREES
                                                           CHARTERED ACCOUNTANTS

                                                            2 Place Alexis Nihon
                                                        Montreal, Quebec H3Z 3C2
                                                       Te1ephone: (514) 934-3400
                                                     Te1ecopieur:  514) 934-3408
                                                      Ligne directe/Direct dial:

                        CONSENT OF INDEPENDENT CHARTERED
                                   ACCOUNTANTS

We consent to the use in this Annual Report (Form 20-F) of Frisco Bay Industries Ltd. of our report dated April 17, 2003 with respect to the Company's consolidated financial statements for the year ended January 31, 2003.

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Frisco Bay Industries Ltd. Stock Incentive Plan of Frisco Bay Industries Ltd. of our report dated April 17, 2003, with respect to the consolidated financial statements and schedule of Frisco Bay Industries Ltd. included in this Annual Report (Form 20-F) for the year ended January 31, 2003.


/s/ Richter, Usher & Vineberg
-----------------------------
Chartered Accountants

Montreal, Canada
June 18, 2003